Filed Pursuant to Rule 253(g)(2)

File No. 024-11018

OPEN PROPS INC.

(FORMERLY KNOWN AS YOUNOW, INC.)

SUPPLEMENT NO. 3 DATED AUGUST 24, 2020

TO THE OFFERING CIRCULAR DATED JULY 30, 2020

This document supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”) of YouNow, Inc. (the “Company”) dated July 30, 2020, as it may be amended or supplemented from time to time, including by Supplement No. 1 to the Offering Circular, filed with the Securities and Exchange Commission (the “SEC”) on August 3, 2020, and Supplement No. 2 to the Offering Circular, filed with the SEC on July 13, 2020.

Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. This Supplement No. 3 to the Offering Circular is not complete without, and may not be delivered or used except in connection with, the Offering Circular and Supplements No. 1 and No. 2 to the Offering Circular referred to above.

The purpose of this supplement is to disclose a change in the name of the Company to Open Props Inc.; changes to the membership of the Company’s Board of Directors and to the number of directors; changes to the Voting Agreement among certain shareholders; announcement of the completion of the migration of Pending Props to the Algorand blockchain; and an upcoming change in role for Mr. Yonatan Sela.

The following text should be considered part of the Offering Circular:

On August 17, 2020, the Company changed its name from YouNow, Inc. to Open Props Inc. Unless the context requires otherwise, all references in the Offering Circular to YouNow, Inc. should be understood to mean Open Props Inc. All references in the Offering Circular to YouNow should be understood to mean Open Props. All references in the Offering Circular to the YouNow Offering should be understood to mean the Open Props Offering. All references in the Offering Circular to YouNow Services, LLC, to YouNow Research and Development Ltd. and to YouNow Media are unchanged.

The following text should replace YouNow, Inc. at the top the cover page of the Offering Circular:

Open Props Inc.

(Formerly known as YouNow, Inc.)

The following text should replace https://www.younow.com/ on the fifth line at the top the cover page of the Offering Circular:

https://www.propsproject.com/

The following text should replace the first sentence of the cover page of the Offering Circular:

Open Props Inc. (“Open Props,” “the Company,” “we,” “us” or “our”), a Delaware corporation formerly known as YouNow, Inc., is qualifying the primary distribution of, in total, 135,000,000 of a cryptographic token (the “Props Token”) and the secondary distribution by The Props Foundation Public Benefit Corporation (“Props PBC”), a Delaware public benefit corporation and wholly-owned subsidiary of the Company, of, in total, 45,000,000 Props Tokens in the following ways:

The following text should replace the last sentence of the first paragraph of page 1 of the Offering Circular, under the heading “Offering Summary”:

Unless the context requires otherwise, in this offering circular the terms “we,” “us” and “our” refer to Open Props Inc., the issuer of the Props Tokens and its consolidated subsidiaries, unless the context indicates otherwise.

The following text should be added to page 8 of the Offering Circular under the heading “Corporate History” after the second sentence of that paragraph:

On August 17, 2020, the Company changed its name from YouNow, Inc. to Open Props Inc.

The table on page 68 of the Offering Circular under the heading “Executive Officers, Directors, Significant Employees” is replaced with the following:

Name	Age	Position
Executive Officers and Directors
Adi Sideman	49	Founder, President and Chief Executive Officer, Director, Open Props Inc.; Director, Props Foundation Public Benefit Corporation
Yonatan Sela	36	Chief Business Officer, Open Props Inc.; Director, Props Foundation Public Benefit Corporation
Nick Grossman	41	Director, Open Props Inc.
Shaival Shah	44	Director, Open Props Inc.
Significant Employees
Peter Watts	31	Chief Technology Officer, Open Props Inc. and Props Foundation Public Benefit Corporation
Jonathan Achai	42	Chief Engineer, Open Props Inc.

The following text replaces the second paragraph on page 68 of the Offering Circular under the heading “Executive Officers and Directors”:

Yonatan Sela is the Chief Business Officer of the Company. He has led the Company’s product strategy business development since January 2015. Mr. Sela has also been the co-founder and a member of the board of directors of Props PBC since September 2018. Mr. Sela will be leaving his role as Chief Business Officer of Open Props Inc. on August 31, 2020 but he will remain a member of the board of directors of Props PBC. Mr. Sela is an entrepreneur and digital media executive, and was a founding team member of the video platform Tvinci, where he spent five years as Vice President of Marketing and Product Strategy. Prior to the Company, he worked at Venrock from June 2014 until January 2015, focusing on the digital media and blockchain verticals. Mr. Sela was also a co-founder of Bookn’tell, Inc., an application that simplifies referrals for local service businesses. Mr. Sela is an Air Force Captain and a Boston Consulting Group alumnus. He holds an M.B.A. from The Wharton School at the University of Pennsylvania and B.A.’s in Economics and Philosophy from Tel Aviv University.

The following text replaces the final paragraph on page 68 of the Offering Circular:

Nick Grossman has been a partner at Union Square Ventures since 2014. Prior to that, Mr. Grossman led an incubator for startups at the intersection of cities and data at OpenPlans, with a focus on cultivating open source communities, building open data platforms and supporting open standards efforts. Mr. Grossman has a Bachelor’s degree in Urban Studies from Stanford University, and has held academic affiliations at the MIT Media Lab and Harvard Law School.

The following text replaces the first sentence of the first paragraph on page 68 of the Offering Circular under the heading “Board Composition and Oversight”:

The Board of Directors of the Company is currently composed of three members.

The following text replaces the first paragraph on page 70 of the Offering Circular under the heading “Voting Agreement”:

The holders of a majority of the issued and outstanding shares of Common Stock shall be entitled to elect up to three (3) directors to the Company’s board of directors. Certain of our stockholders holding, in aggregate, a majority of our Common Stock have agreed to elect, replace and dismiss members of the Company board of directors in accordance with the terms of that certain Voting Agreement, dated as of April 3, 2019, as amended by a First Amendment to that Voting Agreement on August 19, 2020 (as amended, the “Voting Agreement”), by and between the Company, Shatki Group, Zeev Children Trust, Zeev Ventures II, L.P., USV Investor 2012 Fund, LP, Union Square Ventures 2012 Fund, LP, USV 2012, LP, Venrock Associates VI, L.P., Venrock Partners VI, L.P., Comcast Ventures and Adi Sideman (collectively, the “Voting Agreement Stockholders”). Pursuant to the terms of the Voting Agreement, as amended, on all matters relating to the election and removal of directors, the Voting Agreement Stockholders have agreed to vote all shares beneficially owned by them so as to elect members of the Company’s board of directors as follows: (i) one individual designated by Venrock Associates VI, L.P., initially Shaival Shah, and (ii) up to two individuals designated by a majority of the stockholders, initially Adi Sideman and Nick Grossman. Further, the Voting Agreement Stockholders have agreed that any vote taken to remove any director elected pursuant to the foregoing requirements, or to fill any vacancy created by the resignation, removal or death of such a director, will also be subject to these designation rights, and at the request of the party with a designation right over a certain director, the Voting Agreement Stockholders have agreed to vote to remove that director.

The following text replaces the first paragraph on page 78 of the Offering Circular under the heading “Token and Warrant Sales”:

From April 21 through April 27, 2020, the Company closed the April 2020 Private Placements with respect to the sale of Props Tokens with multiple investors, including new institutional investors, two entities that are stockholders of the Company and are associated with one of the Company’s directors (who is a director of Union Square Ventures) and the executive officer of one of the Apps that participate in the Company’s Props Network. In the private placements, the Company raised approximately $1,342,500 in cash and an additional fraction of that amount in the form of other consideration. The two entities associated with Union Square Ventures purchased 3,571,428.5714 Props Tokens. See “Other Offerings—April 2020 Private Placements.”

The following text replaces the first sentence on page 80 of the Offering Circular:

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Open Props Inc., 1485 Fifth Avenue #25D, New York, New York 10035.

The table on page 80 of the Offering Circular under the heading “Executive Officers, Directors, Significant Employees” is replaced with the following:

	Beneficial Ownership of YouNow, Inc. Common Stock			Beneficial Ownership of Props Tokens
Name of Beneficial Owner	Shares		Percentage	Tokens(9)		Percentage
5% Stockholders:
Entities associated with Venrock	31,767,261	(1)	34.212%	—		*
Entities associated with Union Square Ventures	13,509,847	(2)	14.550%	3,571,429	(10)	*
Shatki Group	4,259,029	(3)	4.587%	—		*
Zeev Ventures II, L.P.	17,861,157	(4)	19.236%	—		*
Oren Zeev	24,097,702	(5)	25.952%	40,000		*
Directors and Named Executive Officers:
Adi Sideman	11,898,327	(6)	11.879%	55,253		*
Yonatan Sela	6,694,417	(7)	6.728%	44,506		*
Nick Grossman	13,509,847	(2)	14.550%	3,571,429	(10)	*
Shaival Shah	394,365	(8)	*	40,000		*

All directors and executive officers as a group (4 persons)	32,499,956		30.302%	3,711,188		*

*	Represents beneficial ownership of less than 1%.

The following text replaces footnote 2 on page 80 of the Offering Circular:

(2)	Consists of (i) 1,596,768 shares of Series A-1 Preferred stock converted to common, 2,456,665 shares of Series A-2 Preferred stock converted to common and 2,065,025 shares of Series B Preferred stock converted to common held by Union Square Ventures 2012 Fund, LP; (ii) 6,888,220 shares of Series B-1 Preferred stock converted to common held by USV 2012, LP; and (iii) 61,771 shares of Series A-1 Preferred stock converted to common, 95,037 shares of Series A-2 Preferred stock converted to common, 79,886 shares of Series B Preferred stock converted to common and 266,475 shares of Series B-1 Preferred stock converted to common held by USV Investor 2012 Fund, LP. Mr. Grossman is a managing partner at Union Square Ventures and, as such, he may be deemed to share voting power and investment control over the shares held by Union Square Ventures 2012 Fund, LP, USV 2012, LP and USV Investor 2012 Fund, LP. For purposes of this table, beneficial ownership of those shares is attributed both to the entities associated with Union Square Ventures and to Mr. Grossman. Each of these entities and Mr. Grossman disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein. Voting and dispositive decisions for these shares are made by the members of the managing partners at Union Square Ventures: Frederick Wilson, R. Bradford Burnham III, Albert Wenger, John Buttrick, and Andy Weissman.

The following text replaces footnote 5 on page 80 of the Offering Circular:

(5)	Consists of: (i) 48,938 shares of common stock, 1,275,765 shares of Series A Preferred stock converted to common, 637,899 shares of Series A-1 Preferred stock converted to common, 1,020,631 shares of Series B Preferred stock converted to common, and 1,275,796 shares of Series B-1 Preferred stock converted to common held by Shatki Group; (ii) 17,861,157 shares of Series B-1 Preferred stock converted to common held by Zeev Ventures II, L.P.; and (iii) 1,275,799 shares of Series A-1 Preferred stock converted to common and 701,717 shares of Series A-2 Preferred stock converted to common held by Zeev Children Trust. Voting and dispositive decisions are made by general partner Oren Zeev. For purposes of this table, beneficial ownership of such shares is attributed to each of the named entities and also to Mr. Zeev. Each of these entities and Oren Zeev disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

The following text replaces footnote 6 on page 80 of the Offering Circular:

(6)	Consists of (i) 4,527,086 shares of common stock; and (ii) 63,792 shares of Series A-2 Preferred stock converted to common and 7,307,449 shares of the Company’s common stock underlying options owned by Mr. Sideman with an exercise price of $0.05. 100% of the option grants fully vested at issuance on April 18, 2019.

The following text replaces footnote 7 on page 80 of the Offering Circular:

(7)	Consists of (i) 108,000 shares of the Company’s common stock underlying options owned by Mr. Sela with an exercise price of $0.05; (ii) 55,583 shares of the Company’s common stock underlying options owned by Mr. Sela with an exercise price of $0.05; (iii) 54,687 shares of the Company’s common stock underlying options owned by Mr. Sela with an exercise price of $0.05; (iv) 75,000 shares of the Company’s common stock underlying options owned by Mr. Sela with an exercise price of $0.05; (v) 28,125 shares of the Company’s common stock underlying options owned by Mr. Sela with an exercise price of $0.05; (vi) 71,604 shares of the Company’s common stock underlying options owned by Mr. Sela with an exercise price of $0.05 and (vii) 3,080,793 shares of the Company’s common stock underlying options owned by Mr. Sela with an exercise price of $0.05. One-quarter (1/4) of the shares subject to the first three option grants shall vest on the first anniversary of its respective commencement date, which is either January 14, 2015, September 1, 2015 or August 4, 2016, respectively, with each of the following three option grants vesting 1/48th monthly from its respective commencement date, which is either January 1, 2017, January 10, 2018 or May 1, 2018, with each of the following one option grant vesting 1/12th monthly from its respective commencement date, which is December 31, 2019 subject to Mr. Sela’s continuing to be a Service Provider (as defined in the Plan) through each such vesting date.

The following text replaces footnote 10 on page 81 of the Offering Circular:

(10)	Represents Props Tokens held by entities associated with Union Square Ventures. Mr. Grossman is a partner at Union Square Ventures and, as such, he may be deemed to share control over the Props Tokens held by entities associated with Union Square Ventures. See Note (2) to this table.

The following text should be added to page 116 of the Offering Circular as a new second paragraph under the heading “Foundation Agreement”:

The migration of Pending Props to the Algorand blockchain has now been completed. As noted above, the Foundation Agreement provides that, in the event of a completion of the Pending Props migration, the Company and the Foundation will enter into a formal collaboration to explore the feasibility and desirability of a broader transition of the underlying infrastructure of Props Tokens from the Ethereum blockchain to the Algorand blockchain, subject to both parties reasonably concluding that completion of this broader transition is feasible on commercially reasonable terms and desirable for both the parties and the holders of Props. With the completion of the Pending Props transition, that exploration is now underway. There can be no assurance that the Company will conclude that a transition of the underlying infrastructure of Props Tokens to the Algorand blockchain is feasible and desirable, or that such a transition, if undertaken, will be completed.

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